September 25, 2017

Re:	China Lending Corporation
Form F-1 Filed May 25, 2017 File No. 333-218232

Mr. David Lin

Staff Attorney

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Lin:

On behalf of China Lending Corporation (the “Company”), we hereby withdraw the request for acceleration of the registration statement on Form F-1 (File No. 33-218232) previously made on June 29, 2017 pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended.

China Lending Corporation

/s/ Li Jingping
Li Jingping
President and Chief Executive Officer